

May 4, 2022

Christopher Campbell
Chief Executive Officer
Sound Cave Technology Inc.
43 Cathy Jean Crescent
Toronto, Ontario, Canada M9V 4T2

> **Re: Sound Cave Technology Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 25, 2022**
> **File No. 333-263405**

Dear Mr. Campbell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2022, letter.

Amendment No. 1 to Form S-1

Cover Page

1. We note your response to prior comment 21. The prospectus cover legend continues to refer to the "selling stockholder," although the remainder of your prospectus indicates this is an initial public offering by the company. Since it appears that Mr. Campbell will be selling newly-issued shares on behalf of the company, rather than previously-issued shares on his own behalf, please revise the legend to remove the selling stockholder reference.

Dilution, page 11

2. We note your revisions in response to prior comment 17. Please revise the statement on page 11 that indicates Mr. Campbell paid $1,000 to purchase shares (*i.e.,* "This price is

significantly higher than the $0.0001 price per share paid by our founders for the 10,000,000 shares of common stock they purchased") for consistency with disclosure on pages 32 and II-1 that Mr. Campbell acquired these shares in exchange for services.

Plan of Distribution
Procedures for Subscribing, page 14

3.   We note your response to prior comment 14. However, Section 2.2 of the Subscription Agreement continues to refer to payment methods that differ from those disclosed in this section. Additionally, it indicates payment may be payable to "an escrow agent as agreed by the Company," while this section indicates no escrow agent will be involved. Please revise to reconcile.

You may contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Byron Thomas